

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Bryan Hughes
Chief Financial Officer
Winnebago Industries, Inc.
13200 Pioneer Trail
Eden Prairie, MN 55347

> **Re: Winnebago Industries, Inc.**
> **Form 10-K for Fiscal Year Ended August 26, 2023**
> **Forms 8-K filed on October 18, 2023, December 20, 2023, March 21, 2024, and June 20, 2024**
> **Response dated June 13, 2024**
> **File No. 001-06403**

Dear Bryan Hughes:

We have reviewed your June 13, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2024 letter.

Forms 8-K filed on October 18, 2023, December 20, 2023, March 21, 2024, and June 20, 2024

Exhibit 99.1

1. We have considered your response to prior comment 1 regarding the non-GAAP financial measure Adjusted diluted earnings per share. We believe the adjustment related to the dilution of your convertible notes has the effect of changing the requirement to use the if-converted method under ASC 260, and therefore, results in a non-GAAP financial measure that does not comply with Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your non-GAAP financial measure to remove this adjustment.

2. In the Form 8-K you filed on June 20, 2024, you disclose Adjusted EBITDA and Adjusted EBITDA Margin in a bullet under Third Quarter Fiscal 2024 Financial

Summary, but do not disclose the most directly comparable GAAP measures, Net Income and Net Income Margin, with equal or greater prominence. For each non-GAAP financial measure you disclose, please revise future filings to disclose the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing